UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101)
(Amendment No. 3)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MANGOSOFT, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

 (Title of Class of Securities)

 562716209

(CUSIP Numbers)

Jeffrey D. Zukerman
Zukerman Gore & Brandeis, LLP
875 Third Avenue, 28th Floor
New York, NY 10022
(212) 223-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on the following page)

SCHEDULE 13D

CUSIP No.	562716209

1	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

	Selig Zises (Intentionally Omitted)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.

	7	SOLE VOTING POWER

NUMBER OF		10,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,549

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,000

WITH	10	SHARED DISPOSITIVE POWER

		2,549

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	00.23%

14	TYPE OF REPORTING PERSON*

	IN

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on July 25, 2003 by Selig Zises (the “Registrant”), as previously amended to date (the “Initial Schedule 13D”). All items not described herein remain as previously reported in the Initial Schedule 13D.

The tables of the Initial Schedule 13D are amended and restated in their entirety as set forth in this Amendment.

Item 4 of the Initial Schedule 13D, “Purpose of Transaction,” is hereby amended by adding the following:

On December 12, 2008, the Registrant sold an aggregate of 1,656,999 shares of Common Stock for $0.02 per share in a series of two open market transactions and one privately negotiated transaction.

Item 5 of the Initial Schedule 13D, “Interest in Securities of the Issuer,” is hereby amended by adding the following to the sections specified below:

(a)            As of December 12, 2008, the Registrant beneficially owns 12,549 shares of Common Stock, which represents approximately 00.23% of the Issuer’s outstanding Common Stock. Beneficially owned shares include 2,549 shares owned by the Registrant’s daughter Lynn Zises and 10,000 shares of Series B Convertible Preferred Stock which is convertible at any time, at the Registrant’s election and has no expiration date.

(b)           As of December 12, 2008, the Registrant would have, upon the conversion of the shares of Series B Convertible Preferred Stock owned, the sole power to vote and dispose of 10,000 shares of Common Stock, representing 00.18% of the outstanding shares of Common Stock, and the shared power to vote and dispose of the 2,549 shares of Common Stock owned by the Registrant’s daughter Lynn Zises, representing 00.05% of the outstanding shares of Common Stock.  Lynn Zises’ business address is c/o LawCash, 26 Court Street, Suite 1104, Brooklyn, NY 11242.  Lynn Zises is a marketing consultant for LawCash, which is a specialty finance company, concentrating in litigation funding and attorney financing services.  The principal business address of LawCash is 26 Court Street, Suite 1104, Brooklyn, NY 11242.  During the last five years, Lynn Zises has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Lynn Zises is a citizen of the United States.

(c)           Except as noted above, the Registrant has not effected any transactions in the Issuer’s Common Stock in the past sixty (60) days other than the transactions reported in this Schedule 13D.

(e)           As of December 12, 2008, the Registrant ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding Common Stock.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      December 24, 2008

/s/ Selig Zises
Selig Zises

[Signature Page to Schedule 13D/A]